UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **August 2, 2013**

AMERICAN INDEPENDENCE CORP.
(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

485 Madison Avenue, New York, NY 10022
(Address of Principal Executive Offices) (Zip Code)

(212) 355-4141
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. **Departure of Directors or Certain Officers; Appointment of Certain Officers**

(b) Effective August 2, 2013, Mr. Jeffrey C. Smedsrud ceased to be president of American Independence Corp. (the "***Company***").

(c) The Board of Directors of the Company appointed Mr. David T. Kettig as the president of the Company, effective August 2, 2013.

Mr. Kettig, age 54, has been a member of the Board of Directors of the Company since 2011. He is also a director and Chief Operating Officer and Senior Vice President of Independence Holding Company ("***IHC***"), the Company's controlling stockholder. From November 2002 to March 2012, Mr. Kettig was the Company's Chief Operating Officer and Senior Vice President. For more than the past five years, Mr. Kettig has been a director and president of Independence American Insurance Company, a subsidiary of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

Dated: August 5, 2013

By: /s/ Adam C. Vandervoort
      Name: Adam C. Vandervoort
      Title: Corporate Vice President, General Counsel
      and Secretary